Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 24, 2015

GIANT

Ahold DELHAIZE GROUP

Peapod
hannaford
to go

Brussels, June 24, 2015

2
Cautionary
notices
NO
OFFER
OR
SOLICITATION
IMPORTANT
ADDITIONAL
INFORMATION
WILL
BE
FILED
WITH
THE
SEC
This
communication
is
being
made
in
connection
with
the
proposed
business
combination
transaction
between
Koninklijke
Ahold
N.V.
also
known
as
Royal
Ahold
(“Ahold”)
and
Delhaize
Group
(“Delhaize”).
This
communication
is
not
intended to
and
does
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
subscribe
for
or
buy
or
an
invitation
to
purchase or
subscribe
for
any
securities
or
the
solicitation
of
any
vote
or
approval
in
any
jurisdiction
in
connection
with
the
proposed
transaction
or
otherwise,
nor
shall
there
be
any
sale,
issuance
or
transfer
of
securities
in
any
jurisdiction
in
contravention of
applicable
law.
No
offer
of
securities
shall
be
made
except
by
means
of
a
prospectus
meeting
the
requirements
of
Section
10 of
the
Securities
Act
of
1933,
as
amended,
and
applicable
Dutch,
Belgian
and
other
European
regulations.  This
communication
is
not
for
release,
publication
or
distribution,
in
whole
or
in
part,
in
or
into,
directly
or
indirectly, any
jurisdiction
in
which
such
release,
publication
or
distribution
would
be
unlawful.
In connection
with
the
proposed
transaction,
Ahold
will
file
with
the
U.S.
Securities
and
Exchange
Commission
(the
“SEC”) a
registration
statement
on
Form
F-4
that
will
include
a
prospectus.
The
prospectus
will
be
mailed
to
the
holders
of
American
Depositary
Shares
of
Delhaize
and
holders
of
ordinary
shares
of
Delhaize
(other
than
holders
of
ordinary
shares
of
Delhaize that
are
non-U.S.
persons
(as
defined
in
the
applicable
rules
of
the
SEC)).
INVESTORS
AND
SECURITY
HOLDERS ARE
URGED
TO
READ
THE
PROSPECTUS
AND
OTHER
RELEVANT
DOCUMENTS
FILED
OR
TO
BE
FILED
WITH
THE SEC
CAREFULLY
WHEN
THEY
BECOME
AVAILABLE
BECAUSE
THEY
WILL
CONTAIN
IMPORTANT
INFORMATION
ABOUT
AHOLD,
DELHAIZE,
THE
TRANSACTION
AND
RELATED
MATTERS.
Investors
and
security
holders
will
be
able to
obtain
free
copies
of
the
prospectus
and
other
documents
filed
with
the
SEC
by
Ahold
and
Delhaize
through
the
website
maintained
by
the
SEC
at
www.sec.gov.
In
addition,
investors
and
security
holders
will
be
able
to
obtain
free
copies
of the
prospectus
and
other
documents
filed
by
Ahold
with
the
SEC
by
contacting
Ahold
Investor
Relations at
investor.relations@ahold.com
or
by
calling
+31
88
659
5213,
and
will
be
able
to
obtain
free
copies
of
the
prospectus and
other
documents
filed
by
Delhaize
by
contacting
Investor
Relations
Delhaize
Group
at
Investor@delhaizegroup.com or by
calling
+32

412
2151.

Cautionary
notices
continued
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements.  These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management.  Forward-looking statements generally will be accompanied by words such as
“anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,”
“project” or other similar words, phrases or expressions.  Many of these risks and uncertainties relate to factors that are beyond
Ahold’ s or Delhaize’s control.  Therefore, investors and shareholders should not place undue reliance on such statements.
Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:  the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s  or Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally;
litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks;
and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities.  The foregoing list of factors is not exhaustive.  Forward-looking statements speak only as of the date they are made.  Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

4 Ahold and Delhaize announce intention to merge Dick Boer CEO of Royal Ahold

Agenda
»
Introducing Ahold
Delhaize
Dick Boer
»
Terms of the transaction
Dick Boer
»
Strategic rationale
Dick Boer
»
Delivering value for all stakeholders
Frans
Muller
»
Closing remarks
Frans
Muller
»
Q&A

Introducing Ahold
Delhaize
* Excluding
joint ventures
»
Merger of equals which forms a complementary base of more than 6,500 stores, with enhanced scale across regions, characterized by trusted brands with strong local identities

»
Serving over 50 million customers in the United States and Europe per week*
»
Enables accelerated innovation and an ability to leverage own brands and expertise to bring better value and choice, delivering a better shopping experience for customers
»
Creates significant value with anticipated run-rate synergies of  €500 million per year, to be fully realized in the third year after completion
»
Highly cash generative businesses will allow Ahold Delhaize to continue to invest in future growth and deliver attractive returns to shareholders
»
Balanced governance structure

Key terms of the transaction
Financial Terms
»
4.75 Ahold
shares for each Delhaize share
»
Ahold
to terminate ongoing share buyback programme; €1 billion to be returned
to
Ahold
shareholders
via
a
capital
return
and
a
reverse
stock
split
prior to completion of the transaction
»
Pro-forma
ownership
after
completion
circa:
Delhaize
39%
/
Ahold
61%
Transaction
Structure
»
Cross-border
merger
of
Ahold
and
Delhaize;
Ahold
to
be
ongoing
listed
entity
»
Listing on Euronext Amsterdam and Euronext Brussels post completion of the merger
Timetable
»
Ahold
and Delhaize Extraordinary Shareholder Meetings
H1
2016
»
Completion                                                                            mid 2016

Governance
Structure
(1) Including Indonesia.
Supervisory
Board
Management
Board
Key Positions
Composition
Jacques de Vaucleroy
Vice
Chairman
Jan Hommen
Vice
Chairman
Remuneration
Committee Chair
Delhaize
Ahold
Audit/Finance
Committee Chair
Governance/Nomination
Committee Chair
Sustainability/Innovation
Committee Chair
7 Members
7 Members
Frans Muller
Deputy CEO and Chief
Integration Officer
Dick Boer
Group CEO
Pierre Bouchut
COO Europe
(1)
Jeff
Carr
Group CFO
3 Members
3 Members
James McCann
COO Ahold USA
Kevin Holt
COO Delhaize America
Mats Jansson
Chairman

Transaction structure
¹ Indicative share ownership based on €1bn capital return at market prior to completion
»
Pre-closing capital return of €1billion to
Ahold
shareholders
»
Execution of a cross-border merger with
Ahold
as the ongoing listed entity
»
Under the merger, Delhaize shareholders will
receive 4.75 Ahold
shares for each Delhaize
share
»
Ahold
to be renamed “Ahold
Delhaize”
»
Ahold
Delhaize will have listings in
Amsterdam and Brussels
Ahold
Delhaize
Ahold
and Delhaize
Subsidiaries
Delhaize
Shareholders
Delhaize
Ahold
Ahold
Shares
Merger
Delhaize
Shareholders
Ahold
Shareholders
61%¹
39%¹

Compelling strategic rationale
Driving increased customer relevance, innovation and sustainable growth
»
Merger
to
form
a
stronger,
bigger,
more
innovative
company
with
market-leading
retail
offerings and strong, trusted local brands
»
Combination
of
two
companies
with
complementary
cultures,
similar
values
and
neighboring
geographies, as well as a shared focus on the customer
»
Will create a superior customer offering with enhanced choices in products, services and shopping anytime, anywhere
»
The combined business will offer an even better place to work for associates as well as a continued commitment to the local communities it serves
»
A
strong
financial
profile
will
enable
Ahold
Delhaize
to
fund
continued
innovation
and
investment in future growth to deliver attractive returns to shareholders

Suppliers
Share-
holders
Customers:
Enhanced
Customer
Proposition
Associates
Communities

Combining strong heritage, similar values and a
shared focus on the customer
»
Full commitment to social
agreements and plans
»
Significant opportunities to build
long-term successful careers
»
Ahold
and Delhaize have a long track record of mutually beneficial relationships with suppliers
»
Committed to engaging with suppliers and ensuring seamless transition
»
Shared heritage and common values
»
Combined scale, skills and experience
»
Increased impact by combining CSR programmes
»
Significant value creation
via synergies
»
Strong cash flow
»
Expected dividend policy:
40-50% pay-out ratio

Ahold

DELHAIZE GROUP

Albert Heijn
etos
bol.com
Gall & Gall
pingo doce
albert
Stop&Shop
Giant
MARTIN'S
GIANT
Peapod

FOOD LION
Hannaford
DELHAIZE
red MARKET
AB Βασιλόπουλος
...και του πουλιού το γάλα!
Tempo
Tom & Co
MEGA IMAGE
MAXI
SUPER INDO

Comparable business profiles with strong, trusted local brands
Bringing together two complementary businesses
Note:
Sales,
Underlying
Operating
Income,
Stores
and
Employees
2014
excludes
JVs
i.e.
JMR
for
Ahold
in
Portugal
and
Super
Indo
for
Delhaize
in
Indonesia
Net Sales
€32.8bn
Underlying Operating Income
€1.3bn
with underlying margin of 3.9%
Free cash flow
€1.1bn
Market cap
€15.8bn
Stores worldwide
3,206
Employees worldwide
227,000
Net Sales
€21.4bn
Underlying Operating Income
€0.8bn
with underlying margin of 3.6%
Free cash flow
€0.8bn
Market cap
€9.1bn
Stores worldwide
3,280
Employees worldwide
143,000

Enhanced scale to meet evolving customers’ needs
Source:
Ahold
and
Delhaize
2014
annual
reports,
company
websites
1
Excludes
JVs
i.e.
JMR
for
Ahold
in
Portugal
and
Super
Indo
for
Delhaize
in
Indonesia
Serving over 50 million customers weekly across expanded geographic reach
Over 6,500 multi-
format stores
Leading positions in
key regions
Over 50 million
customers in U.S. and
Europe per week
€54.1bn
Aggregated
sales 2014
Netherlands
Belgium
Czech Republic
Luxembourg
Greece
Serbia
Romania
CT
GA
KY
MA
ME
NC
NH
NY
SC
TN
VA
VT
WV
DE
MD
RI
NJ
PA
DC
Ahold
Presence
1
Delhaize
Presence
1
Ahold
+ Delhaize Presence

U.S.

€32.9bn sales

2,063
1,295
768

# of Stores

Benelux

€16.6bn sales

2,985
880
2,105

# of Stores

Central and South-Eastern Europe

€4.6bn sales

1,438
1,105
333

# of Stores

■ Ahold ■ Delhaize

14 Strong brands and leading online propositions Source: Ahold and Delhaize 2014 annual reports Note: Excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia Online

15 Delivering value to all stakeholders Frans Muller CEO of Delhaize Group

Channels

shop'n go

etos

albert
Tempo

hannaford
to go

Albert Heijn
Hannaford
Giant
GIANT
FOOD LION

Delivering a superior customer offering
»
Expanding and innovating the range of high-quality goods and services at competitive prices
»
Providing a broader selection in own brand products and wider range of store formats
»
Offering more and easier ways to shop in stores and online, with pick-up points and home delivery, both in food and non food
»
Great locations and real estate across the combined network
»
Longstanding
relationships
with
affiliates/franchisees
in
both
Belgium
and
the
Netherlands
Enhanced choices in products, services and shopping anytime, anywhere
Compact Hypers
Specialty Stores
Supermarkets
Convenience stores
Gasoline
Stations
Pick-up
Points
Home
Delivery

Creating an even better place to work for associates
Best of both
»
Bringing
together
the
best
of
both
cultures,
management
practices
and
business
processes,
making
Ahold
Delhaize
a
better,
more
attractive place to work
Great Talent
»
Combining
talented
and
committed
associates
from
both
organizations to create a dynamic, engaged and high performing work force
Compelling
Opportunities
»
Larger, more diverse company will offer compelling career
development opportunities
Building on similar values and heritage of family entrepreneurship

HEALTHY LIVING
COMMUNITY WELL-BEING
OUR PEOPLE
RESPONSIBLE PRODUCTS
CARE FOR THE ENVIRONMENT

On our way to SUPERGOOD

FOCUS AREAS

SUSTAINABLE PRIVATE BRANDS
Our private brands make delicious, sustainable food affordable.

ASSOCIATE DIVERSITY & DEVELOPMENT
Our stores welcome diverse associates and customers.

HEALTHY LIFESTYLES
Our customers and associates lead healthier, more sustainable lives.

ZERO WASTE
Our waste-free operations support clean, thriving local communities.

Increasing the impact of our CSR and sustainability programs
Better serving our communities
Ahold
Vision
Delhaize Vision
»
Leveraging our combined scale, skills
and values
»
Driving actions, innovation
and impact
»
Creating further commercial benefit from the combined efforts
»
Being responsible
is integral
to our business
»
Together we can make a
bigger
impact
on our
communities
»
We have defined five priority
areas
for our stakeholders

Attractive combined financial profile
Sales
Underlying EBITDA
Net Income
Ahold
€32.8bn
€2,146m
€791m
¹
Delhaize
€21.4bn
€1,339m
€189m
²
PF Ahold
Delhaize
€54.1bn
€3,985m
€1,340m
Transaction expected to be earnings accretive within 12 months after completion
Net
Debt
³
€1,311m
€997m
€2,308m
»
Aggregated
sales
of
€54.1
billion
further
enhances
scale,
enabling
Ahold
Delhaize
to
better
compete in its key regions, invest in innovation and meet evolving customer needs
Adjusted Net Debt /
Underlying
EBITDAR
5
1.9x
1.3x
1.7x
Synergies
€500m
4
€360m
4
Strong financial profile which will be further enhanced by synergies over time
Underlying EBIT
€1,267m
€762m
€2,529m
€500m
4
Source: Ahold  and Delhaize 2014 annual reports, based on their respective accounting definitions
1
Represents net income , excluding losses from discontinued operations.
2
Represents net profit from continued operations.
3
Represents reported net debt as at end of Q4 2014 – net debt as per Ahold  and Delhaize respective definitions
4
Run-rate synergies expected to be fully realised in the third year after completion. Post tax synergies assuming a marginal tax rate of 28%
5
Based on S&P NPV adjustment to debt for operating leases and underlying EBITDAR per 2014 annual accounts.

* Excluding transaction fees
Direct Sourcing
50-60%
Indirect
Sourcing
15-20%
General &
Administrative
and Other
25-30%
Focused
integration team
Clear
governance and
accountability
»
€500 million of run-rate
synergies in 3 years
after
completion
»
40% in year
1
»
80% in year
2
»
100% in year
3
»
€350m of one-off
costs*
Creating value through realizing cost synergies

Strong cash flow generation
Free Cash Flow³ 2012-14A (€m)
»
Strong PF free cash flow generation (over €1.8bn) in 2014
»
Strong balance sheet with PF net debt / EBITDA of 0.7x¹ and PF lease adjusted net debt /
EBITDAR of 1.7x²
»
Ahold
Delhaize will take a balanced approach to investing in profitable growth and returning excess liquidity to its shareholders
Strong and consistent cash generation driven by stable earnings and capital discipline
Ahold
Delhaize
% of sales
Source: Ahold and Delhaize Annual Reports
1
Based on reported net debt and underlying EBITDA as at end of Q4 2014
2
Based on S&P NPV adjustment to debt for operating leases and underlying EBITDAR per 2014 annual accounts
3
Reported free cash flow in 2014  Annual Reports, based on  their respective accounting definitions
1,051
1,109
1,055
773
669
757
1,824
1,778
1,812
2012
2013
2014
3.4%
3.3%
3.3%

Realizing significant synergies and investing in long term growth
Delivering long term value for shareholders
»
Highly
cash
generative
businesses,
enabling
Ahold
Delhaize
to
invest
in
future
growth
and
deliver attractive returns to shareholders
»
Anticipated run-rate synergies of €500 million per annum, to be fully realized in the third year after completion
»
One-off costs of €350 million required to achieve synergies
»
Expected to be earnings accretive in first year after completion
»
Ahold
Delhaize is currently expected to adopt a dividend policy of a payout of 40-50% of adjusted net income

Ahold
Delhaize: an exciting future together
»
Focused management team to achieve synergies
»
Creating a stronger, international food retailer and delivering value for all stakeholders
–
A superior customer offering
–
Attractive opportunities for our associates
–
Better serving our communities
–
A compelling value proposition for shareholders

24 Q&A Dick Boer, CEO of Royal Ahold Frans Muller, CEO of Delhaize Group Jeff Carr, CFO of Royal Ahold Pierre Bouchut, CFO of Delhaize Group